UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D
                            (Rule 13d-101)


              Information to Be Included In Statements Filed
                 Pursuant to Rule 13d-1(a) and Amendments
                  Thereto Filed Pursuant to Rule 13d-2(a)
                          (Amendment No. 1)*


                   EURO TECH HOLDINGS COMPANY LIMITED
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                            (Name of Issuer)


                Ordinary Shares, par value $.01 per share
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                    (Title of Class of Securities)


                                G32030101
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                             (CUSIP Number)


                         Patrick Kai Tai Yeung
                     37-37A Jordan Road, 4th Floor
                      Doubleset Commercial Centre
                         Kowloon, Hong Kong SAR
                                 China
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   (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                               April 23, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /___/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of 5 Pages

                             SCHEDULE 13D


CUSIP No. G32030101                                   Page 2 of 5 Pages
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1	NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Patrick Kai Tai Yeung             No Tax ID No. - Not U.S. Citizen
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /__/
                                                                   (b) /__/
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3	SEC USE ONLY

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4	SOURCE OF FUNDS*

        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                 /__/

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6	CITIZENSHIP OR PLACE OF ORGANIZATION

        Hong Kong

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               7      SOLE VOTING POWER
NUMBER
OF                    228,186
SHARES         ------------------------------------------------------------
BENEFICIALLY
OWNED BY       8      SHARED VOTING POWER
EACH
REPORTING             0
PERSON         ------------------------------------------------------------
WITH
               9      SOLE DISPOSITIVE POWER

                      228,186
               ------------------------------------------------------------

               10     SHARED DISPOSITIVE POWER

                      0
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        228,186
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12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                       /__/


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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 5.3%
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14	TYPE OF REPORTING PERSON*

        IN
---------------------------------------------------------------------------


               * SEE INSTRUCTIONS BEFORE FILLING OUT *

Item 1. Security and Issuer
        -------------------

	The class of securities to which this Schedule 13D relates is the Ordinary Shares, par value $.01 per share (the "Ordinary Shares"), of EURO TECH HOLDINGS COMPANY LIMITED, a British Virgin Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong
Road, Hong Kong.

Item 2. Identity and Background
        -----------------------

	This statement is being filed by Patrick Kai Tai Yeung (the "Reporting Person"). Other than his holdings in the Issuer, the Reporting Person has no affiliation with the Issuer.

	The business address of the Reporting Person is: 37-37A Jordan Road, 4th Floor, Doubleset Commercial Centre, Kowloon, Hong Kong, SAR, China.

	During the past five years, the Reporting Person has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	The Reporting Person is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

	Upon the closing of Issuer's initial public offering in March 1997, Issuer issued 1,400,000 of its Ordinary Shares for 1,000,000 shares of Euro Tech (Far East) Ltd. ("Far East"), which constituted all of the capital stock of Far East. The business operations of Far East constituted the principal operations of the Issuer. Regent Earning Ltd. owned 734,000 shares of Far East's capital stock, and received, of record, a proportionate number of shares of the Issuer's Ordinary Shares (1.4 shares of the Issuer's Ordinary Shares for each share of Far East). The Reporting Person had previously used personal funds to make an investment in Far East.

	On or about December 21, 1999, Regent authorized the transfer of certain of its Ordinary Shares to certain of its shareholders, including the Reporting Person. As a result and after giving effect to Issuer stock dividends, the Reporting Person had received 275,186
Ordinary Shares of the Issuer.

	During the month prior to the date hereof, the Reporting Person has sold an aggregate of 47,000 Ordinary Shares of the Issuer, with the last transaction being the sale of 5,000 Ordinary Shares on April 23, 2004. The foregoing sales reduced the Reporting Person's ownership to 228,186 Ordinary Shares.


                           Page 3 of 5 Pages

Item 4. Purpose of Transactions
        -----------------------

	Investment purposes.


Item 5. Interest in Securities of the Issuer
        ------------------------------------

	The Reporting Person possesses sole voting and dispositive power as to all of the Ordinary Shares of the Issuer owned by him, representing approximately 5.3% of the Issuer's issued and outstanding Ordinary Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        -------------------------------------------------------------

	None.


Item 7. Material to be Filed as Exhibits
        --------------------------------

	None.




















                           Page 4 of 5 Pages

                              SIGNATURES
                              ----------

	After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



Dated: April 30, 2004                       /s/Patrick Kai Tai Yeung
                                            --------------------------
                                            Patrick Kai Tai Yeung

























                           Page 5 of 5 Pages
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